Exhibit 95
Mine Safety Disclosure
Chevron is an operator of the following mines for which reporting requirements apply under Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as a result of citations and orders received from the Mine Safety and Health Administration (MSHA) during the year ended December 31, 2014. In evaluating this information, consideration should be given to factors such as: (i) the number of citations and orders will vary depending on the size of the mine, (ii) the number of citations issued will vary from inspector to inspector and mine to mine, and (iii) citations and orders can be contested and appealed, and in that process, are often reduced in severity and amount, and are sometimes dismissed.
The items in the table below refer to the applicable sections of the Federal Mine Safety and Health Administration Act of 1977 under which reporting is required for the year ended December 31, 2014.

Mine	Section 104 S&S Citations (#)	Section 104(b) Orders (#)	Section 104(d) Citations And Orders (#)	Section 110(b)(2) Violations (#)	Section 107(a) Orders (#)	Total Dollar Value of MSHA Assess-ments Proposed ($1,000)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violation Under Section 104(e) (yes/no)	Received Notice of Potential to Have Pattern of Violation Under Section 104(e) (yes/no)	Legal Actions Pending as of Last Day of Period (#)	Legal Actions Initiated During Period (#)	Legal Actions Resolved During Period (#)
Questa Mine	6	—	—	—	—	$8	—	no	no	—	—	—
McKinley Mine[1]	—	—	—	—	—	—	—	no	no	—	—	—

1 McKinley Mine was placed on “Abandoned” status and removed from MSHA jurisdiction during 1Q 2014.